

March 22, 2011

Wilfred N. Cooper, Jr.
Chief Executive Officer, President and Director of WNC & Associates, Inc.
17782 Sky Park Circle
Irvine, CA 92614-6404

> **Re: WNC California Housing Tax Credits III, LP**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed March 18, 2011**
> **File No. 000-23908**

Dear Mr. Cooper:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Angela McHale
Attorney

cc: Paul G. Dannhauser
Derenthal & Dannhauser LLP
Via *facsimile*: (510) 834-8309